February 11, 2013

Pamela Long

Assistant Director

Jessica Dickerson

Staff Attorney

United States

Securities and Exchange Commission

Washington D.C. 20549

Re:

Bauman Estate Planning, Inc.

Amendment No. 7 to Registration Statement on Form S-1

Filed October 15, 2012

File No. 333-169960

Dear Ms. Long;

Please find below the Registrant’s response to your comment letter to Amendment No. 7 to our Registration Statement on Form S-1.

Description of Business and Property, page 11

1. We note your response to comment seven of our letter dated October 10, 2012. Please revise your disclosure to clarify the point in the process at which you will charge clients for the services you provide. For example, we understand that the initial consultation is free, but it is unclear whether you will generate revenue prior to your clients receiving the blank forms to fill out, prior to providing your clients with the documents you create from the information provided to you on such forms, or only after your clients have approved and accepted the final work product. Additionally, with regard to clients who fill out forms online, it is unclear whether they must pay for access to such forms prior to filling them out and submitting them to you for preparation.

Payment in full is made prior to providing any documents or forms to the client either in person or online.

2. We note your responses to comments seven and eight of our letter dated October 10, 2012. Specifically, we note in your response to comment seven, you state that your website is not created or functioning, and in your response to comment eight, you state that you do not have a website at this time. However, we note the following statements on page 15: “The website is up and functional. The website address is www.baumanep.com.” Additionally, we note that www.baumanep.com displays your name, phone number, and three office locations, two of which match the office locations identified in your prospectus. The website also summarizes your business. Please advise, and revise your prospectus to accurately and consistently reflect the current status of your website and to disclose the third office location.

Revised to clarify that www.baumanep.com is up and functioning but it is not yet fully functional as far as the availability and functionality of forms.

3. In your added disclosure on page 13, you state that the asset protection documents are Nevada specific, but you go on to state that you would market the Asset Protection Trust to residents of all 50 states. Please explain how you plan to market Nevada specific documents to residents of all 50 states.

Revised to clarify that currently the registrant has a full set of Nevada forms and some forms from other states which inventory of forms will increase as clients from differing states are added.    Only documents specific to the state in which the client is located will be marketed to such client.

Very truly yours,

/s/ Todd Bauman

Todd Bauman, President

Bauman Estate Planning, Inc.